IVY DISTRIBUTORS, INC.

Statement of Cash Flows

Year ended December 31, 2019

(In thousands)

Cash flows from operating activities:		
Net loss	$	(27,603)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		1,076
Amortization of deferred sales commissions		1,925
Gain on trading securities		(862)
Net purchases, maturities, and sales of trading securities		1,637
Deferred income taxes		(1,092)
Pension plan expense		577
Changes in assets and liabilities:		
Fund receivables		(11)
Due to affiliates		5,016
Income tax receivable from parent		(1,324)
Other receivables		(184)
Deferred sales commissions		(1,579)
Prepaid expenses and other current assets		(2,794)
Accounts payable and payable to third party brokers		(1,298)
Other accrued liabilities		5,237
Net cash used in operating activities		(21,279)
Cash flows from investing activity:		
Additions to property and equipment		(951)
Net cash used in investing activity		(951)
Cash flows from financing activities:		
Capital contribution from parent		26,000
Net cash provided by financing activities		26,000
Net increase in cash and cash equivalents		3,770
Cash and cash equivalents at beginning of year		15,339
Cash and cash equivalents at end of year	$	19,109
Supplemental disclosure of cash flow information:		
Cash received during the year from parent for income tax benefit	$	5,821

See accompanying notes to financial statements.